SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                               (Amendment No.2)*

                                TOM BROWN, INC.
                               (Name of Issuer)

                                Common Stock
                        (Title of Class of Securities)

                                 115660201
                               (CUSIP Number)

                             Jonathan C. Calvert
                       Austin, Calvert & Flavin, Inc.
     112 East Pecan, Suite 2800, San Antonio, Texas  78205  (210) 224-8241
                (Name, address and telephone number of person
                      authorized to receive notices and communications) June 13, 1997
(Date of event which requires filing of this statement).

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 115660201
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                    Austin, Calvert & Flavin, Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                             00 AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          Texas
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               1,866,750
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,866,750
_____________________________________________________________________________
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON
                                                1,866,750
_____________________________________________________________________________
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                7.8%
_____________________________________________________________________________
     (14)   TYPE OF REPORTING PERSON **
                                                IA CO
____________________________________________________________________________
                ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                        Encino Partners, L.P.
_____________________________________________________________________________
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [ ]
                                                                   (b)  [X]
_____________________________________________________________________________
     (3)   SEC USE ONLY
_____________________________________________________________________________
     (4)   SOURCE OF FUNDS **
                               WC
____________________________________________________________
     (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  200,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  200,000
_____________________________________________________________________________
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  200,000
_____________________________________________________________________________
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   .8%
_____________________________________________________________________________
     (14)   TYPE OF REPORTING PERSON **
                                                   PN
_____________________________________________________________________________

                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
____________________________________________________________________________
     (1)     NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON
                                        Edward H. Austin, Jr.
_____________________________________________________________________________
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)   SEC USE ONLY

_____________________________________________________________________________
     (4)   SOURCE OF FUNDS **
                              00, PF
____________________________________________________________
     (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
_____________________________________________________________________________
NUMBER OF   (7)  SOLE VOTING POWER
                                                 253,900
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               2,066,750
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 253,900
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               2,066,750
_____________________________________________________________________________
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,320,650
_____________________________________________________________________________
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                     9.7%
_____________________________________________________________________________
     (14)   TYPE OF REPORTING PERSON **
                                                     IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
____________________________________________________________________________
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON
                                                  Jonathan C. Calvert
_____________________________________________________________________________
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [ ]
                                                                   (b)  [X]
_____________________________________________________________________________
     (3)   SEC USE ONLY
_____________________________________________________________________________
     (4)   SOURCE OF FUNDS **
                                      00
____________________________________________________________
     (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
_____________________________________________________________________________

NUMBER OF   (7)  SOLE VOTING POWER
                                                     5,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  2,066,750
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                      5,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  2,066,750
_____________________________________________________________________________
    (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                                  2,071,750
_____________________________________________________________________________
    (12)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
    (13)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                                                   8.7%
_____________________________________________________________________________
    (14)   TYPE OF REPORTING PERSON **
                                                  IN
____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 115660201
____________________________________________________________________________
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON
                                      Harry M. Flavin
_____________________________________________________________________________
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)   SEC USE ONLY
_____________________________________________________________________________
     (4)   SOURCE OF FUNDS **
                                          00
_____________________________________________________________________________
     (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,066,750
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,066,750
_____________________________________________________________________________
    (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                                 2,066,750
_____________________________________________________________________________
    (12)   CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
    (13)   PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                                                  8.6%
_____________________________________________________________________________
    (14)   TYPE OF REPORTING PERSON **
                                                  IN
_____________________________________________________________________________

                       ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            The Schedule 13D, initially filed on June 19, 1996, as amended by Amendment No. 1, filed on January 3, 1997 (the "Schedule 13D"),of Austin, Calvert & Flavin, Inc. ("AC&F"), Encino Partners, L.P. ("Encino"), Edward H. Austin, Jr., Jonathan C. Calvert and Harry M. Flavin, relating to shares of Common Stock (the "Shares") of Tom Brown, Inc.(the "Company"), a Delaware corporation, is hereby amended by this Amendment No.2 to the Schedule 13D as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The investment cost is (i) $31,950,809 for 1,866,750 Shares beneficially owned by AC&F, (ii) $2,824,343 for 200,000 Shares beneficially owned by Encino, (iii) $4,159,783 for 253,900 Shares beneficially owned by Mr. Austin other than those owned by AC&F and Encino, and (iv) $87,165 for 5,000 Shares beneficially owned by Mr. Calvert other than those owned by AC&F and Encino. Mr. Flavin does not beneficially own any Shares other than the Shares owned by AC&F and Encino. The aggregate investment cost of all the Shares beneficially owned by the Group is $39,022,100.

            The Shares purchased by Encino were purchased with its investment capital. The Shares purchased by Mr. Austin for himself and members of Mr. Austin's family were purchased with personal funds and investment capital of such persons. Shares purchased by Mr. Calvert for himself were purchased with personal funds. The Shares purchased by AC&F on behalf of discretionary accounts managed by it were purchased with the investment capital of the respective discretionary account.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

            (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 23,950,714 Shares outstanding as of June 2, 1997 based on discussions with representatives of the Company on June 2, 1997. The aggregate number of Shares beneficially owned by the Group is 2,325,650 representing approximately 9.7% of the Shares outstanding.

            As of the date hereof:

                 (i) AC&F owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, AC&F may be deemed to own beneficially 1,866,750 Shares, constituting approximately 7.8% of the Shares outstanding.

                 (ii) Encino owns directly 200,000 Shares, constituting approximately .8% of the Shares outstanding.

                 (iii) Mr. Austin, by reason of the provisions of Rule 13d-3 of the Act, may be deemed to own beneficially 2,320,650 Shares (including 60,600 Shares of which are directly owned by Mr. Austin and 193,300 Shares of which have been purchased for discretionary accounts managed by Mr. Austin for the benefit of family members), constituting approximately 9.7% of the Shares outstanding.

                 (iv) Mr. Calvert, by reason of the provisions of Rule 13d-3 of the Act, may be deemed to own beneficially 2,071,750 Shares (including 5,000 shares of which are directly owned by Mr. Calvert), constituting approximately 8.7% of the Shares outstanding.

                 (v) Mr. Flavin owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Flavin may be deemed to own beneficially 2,066,750 Shares, constituting 8.6% of the Shares outstanding.

            (b) Messrs. Austin, Calvert and Flavin and AC&F share voting and investment power as to Shares held in discretionary accounts managed by AC&F. Messrs. Austin, Calvert and Flavin and Encino share voting and investment power as to Shares owned by Encino. Mr. Austin has sole power to vote and dispose of Shares directly owned by Mr. Austin and Shares owned by members of Mr. Austin's family. Mr. Calvert has sole power to vote and dispose of shares owned by Mr. Calvert.

           (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Shares from the 60th day prior to June 13, 1997 by AC&F on behalf of discretionary accounts managed by it are set forth on Schedule A. All such transactions were effected through Nasdaq. During such period, neither Encino, Mr. Austin (or members of Mr. Austin's Family), Mr. Calvert nor Mr. Flavin entered into any transactions in the Shares.

           (d) No person other than each respective record owner of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

                               SIGNATURES
      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 17, 1997               /s/ JONATHAN C. CALVERT
                                    Jonathan C. Calvert, as
                                    President of
                                    Austin, Calvert & Flavin, Inc.

                                    /s/ HARRY M. FLAVIN
                                    Harry M. Flavin, as
                                    General Partner of
                                    Encino Partners, L.P.

                                    /s/ EDWARD H. AUSTIN, JR.
                                    Edward H. Austin, Jr.

                                    /s/ JONATHAN C. CALVERT
                                    Jonathan C. Calvert

                                    /s/ HARRY M. FLAVIN
                                    Harry M. Flavin

                                  Schedule A

                            AC&F Managed Accounts

                                                        Price Per Share
Date of                          Number of Shares       (including
Transaction       Entity         Purchased/(Sold)        Commissions, if any)
----------------------------------------------------------------------------

04/21/97         AC&F-Managed            800                18.000

04/25/97         AC&F-Managed         (1,000)               17.875

04/29/97         AC&F-Managed          1,000                18.125

05/02/97         AC&F-Managed           (600)               18.000

05/09/97         AC&F-Managed          2,800                20.000

05/13/97         AC&F-Managed         (1,000)               21.000

05/15/97         AC&F-Managed            800                19.875

05/20/97         AC&F-Managed          3,000                19.750
05/20/97         AC&F-Managed          2,000                19.875
05/20/97         AC&F-Managed          2,000                20.000

05/22/97         AC&F-Managed            300                20.125

05/30/97         AC&F-Managed          3,600                19.875
05/30/97         AC&F-Managed            700                20.125

06/03/97         AC&F-Managed          6,000                20.000

06/04/97         AC&F-Managed            500                20.125

06/05/97         AC&F-Managed          3,900                20.125

06/13/97         AC&F-Managed          2,900                19.250